FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Auryn Resources Inc. ( the “Company”)
600 – 1199 West Hastings Street
Vancouver, British Columbia
V6E 3T5

Item 2	Date of Material Change

April 11, 2016.

Item 3	News Release

News releases with respect to the material change referred to in this report were issued by the Company on April 11, 2016 and distributed through CNW and filed on SEDAR with the securities commissions in British Columbia and Alberta and are available at www.sedar.com.

Item 4	Summary of Material Change

On April 11, 2016, the Company announced that it had entered into an agreement with Beacon Securities Limited (“Beacon”), on behalf of a syndicate of underwriters (collectively, the “Underwriters”), to purchase, on a bought deal basis, 3,174,700 flow through shares (“Flow-Through Shares”) and 1,428,600 non-flow through shares (the “Common Shares”, and together with the Flow-Through Shares, the “Offered Shares”) in the capital of the Company at a price of $1.89 per Flow-Through Share (the “Flow-Through Issue Price”) and $1.40 per Common Share (the “Common Share Issue Price”) for aggregate gross proceeds to the Company of $8,000,223 (the “Offering”).

Also on April 11, 2016, the Company announced an increase to the Offering size wherein Beacon agreed to purchase, in the aggregate, 4,115,391 Flow-Through Shares and 3,726,708 Common Shares for aggregate gross proceeds of $12,995,480 (assuming no exercise of an over-allotment option (the “Over-Allotment Option”) granted to the Underwriters).

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On April 11, 2016, the Company announced that it had entered into an agreement with Beacon, on behalf of a syndicate of Underwriters to purchase, on a bought deal basis, 3,174,700 Flow-Through Shares and 1,428,600 Common Shares in the capital of the Company at the Flow-Through Issue Price and the Common Share Issue Price, respectively, for aggregate gross proceeds to the Company of $8,000,223.

Also on April 11, 2016, the Company announced that it had amended the terms of the Offering to increase the size of the Offering to $12,995,480 (assuming no exercise of the Over-Allotment Option). Under the amended terms of the Offering, Beacon agreed to purchase, on a bought deal basis pursuant to the filing of a short form prospectus, an aggregate of 4,115,391 Flow-Through Shares at the Flow-Through Share Issue Price and 3,726,708 Common Shares at the Common Share Issue Price.

In addition, the Company has granted to the Underwriters the Over-Allotment Option exercisable, in whole or in part, in the sole discretion of the Underwriters to purchase, in respect of the Offered Shares, up to an additional 617,309 Flow-Through Shares and/or 559,006 Common Shares, in any combination of Common Shares and Flow-Through Shares, at the Flow-Through Issue Price and the Common Share Issue Price, respectively, for a period of up to 30 days after the closing of the Offering for additional aggregate proceeds to the Company of $1,949,322. In the event that the Over-Allotment Option is exercised in full, the aggregate gross proceeds of the Offering to the Company will be $14,944,803.

The closing of the Offering is expected to occur on or about May 3, 2016 and is subject to the completion of formal documentation and receipt of regulatory approval, including the approval of the TSX Venture Exchange.

The proceeds received by the Company from the sale of the Flow-Through Shares will be used to incur Canadian exploration expenditures that are “flow-through mining expenditures” (as such terms are defined in the Income Tax Act (Canada)) on the Company's mineral concessions, which will be renounced to the subscribers with an effective date no later than December 31, 2016, in the aggregate amount of not less than the total amount of the gross proceeds raised from the issue of Flow-Through Shares. The proceeds received by the Company from the sale of the Common Shares will be used by the Company for general corporate and working capital purposes.

The Offered Shares to be issued under the Offering will be offered by way of a short form prospectus to be filed in British Columbia, Alberta and Ontario and may be offered in the United States to Qualified Institutional Buyers pursuant to exemptions from the registration requirements under rule 144A of the United States Securities Act of 1933, as amended, in a manner that does not require the Offered Shares to be registered in the United States. The Offered Shares may be also sold in such other jurisdictions as the Company and Beacon may agree.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Peter Rees
Chief Financial Officer and Corporate Secretary
Telephone: 778-729-0600

Item 9	Date of Report

April 25, 2016